SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended June 30, 2002

Microcell Telecommunications Inc.

1250 René-Lévesque Blvd. West, Suite 400
Montréal, Quebec
Canada
H3B 4W8

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... Form 40-F...**X**

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ...**X**.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: August 8, 2002

By:

Jacques Leduc
Chief Financial Officer and Treasurer

MICROCELL TELECOMMUNICATIONS INC.

1250 René-Lévesque Blvd. West, Suite 400
Montréal, Canada
H3B 4W8
(514) 937-2121

Quarterly Report for the three- and
six-month periods ended June 30, 2002

Index

Microcell Telecommunications Inc.

President's Message

In the second quarter of 2002, Microcell continued the implementation of its strategy focusing on the consolidation of its PCS activities and the ongoing improvement of its services. Within an operational context that continues to be challenging from a revenue standpoint, we maintained strict financial discipline, controlling costs and tightly managing our cash, in order to optimize EBITDA.

Fido: a brand that continues to attract wireless users

Microcell's growth was solid in the second quarter, as the Company captured over 21% of industry gross additions where Fido Service is offered. The Company's gross customer additions were up 16% compared to the same quarter last year, an indication that Canadian wireless users continue to be attracted to the Fido brand.

On the other hand, as we had predicted, the churn rate remained high in the second quarter, which resulted in a substantial decrease in the number of total net additions. To address this issue, management has already started to implement corrective measures aimed at bringing churn back to the average industry level. These measures include the recent introduction of new welcome and retention programs, and the establishment of an acquisition process aimed at limiting the necessity for future Company-initiated deactivations for non-payment. Microcell intends to continue to pay extremely close attention to the deactivation issue and to progressively improve its performance in this area.

Moreover, in order to be able to provide more precise and relevant operating statistics, the Company proceeded with the removal of 90,000 inactive accounts from its customer base. The Company defines inactive prepaid customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid customers, 40,000 customers were deactivated following the termination of one specific customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the twelve months preceding the second quarter of 2002. Microcell believes that this measure will provide improved accuracy in the reporting of certain key performance indicators, namely average monthly revenue per user and average monthly usage.

Business initiatives

Microcell commercially launched the first GPRS PC card that enables high-speed wireless data transmission across North America. This initiative was aimed primarily at the business market. The Novatel Merlin G100™ GPRS PC card provides Fido Service users with mobile Internet access across Canada on Microcell's national network and in over 3,500 U.S. cities. It enables data transmission at speeds of up to 56 kbps and is compatible with a wide range of laptops, handheld computing devices and operating systems. In the consumer market, Fido has made great strides in the postpaid sector with its very competitive promotional package highlighted in the *Fido thinks big* campaign.

Microcell also participated in a group initiative with the three other Canadian wireless carriers to implement the Inter-Carrier Messaging Service, a North American first. Fido users can now exchange (send and receive) text messages with users on all Canadian networks. This initiative should stimulate Canadian text messaging usage, and Microcell is particularly well positioned to take advantage of this increased usage, given the fact that two-way text messaging is available to all its customers.

Microcell Telecommunications Inc.

Managing a difficult market environment

During the second quarter, the stock market continued to be tumultuous. In June, Nasdaq staff determined that the Company was ineligible to transfer its Class B Non-Voting Shares from the Nasdaq National Market to the Nasdaq SmallCap Market because it failed to meet the minimum market capitalization requirement for listing on the Nasdaq SmallCap Market. Microcell took steps to appeal this decision but, shortly after the end of the second quarter, decided to withdraw its appeal. Consequently, as of July 11, the Company's stock is no longer traded on the Nasdaq National Market, although the shares continue to be listed on the Toronto Stock Exchange (TSX).

Also, for a number of months, the Company has been pursuing negotiations with potential business partners in view to financing the Company's MCS project to be carried out by Inukshuk Internet Inc. During the second quarter, the likelihood of concluding such an agreement became uncertain. Therefore, the Company has written down the value of the MCS licenses to nil, which represents a non-cash charge of $223.4 million.

Liquidity and capital resources

As of June 30, 2002, the Company had cash and cash equivalents of $121,692,000 and short-term investments and marketable securities of $158,000. In addition, the Company has a $264,030,000 senior secured revolving credit facility, the availability of which is subject to certain conditions. In order to maintain the availability of its senior secured revolving credit facility, and in order to avoid default under its long-term debt agreements, the Company must comply with certain covenants. The Company is not certain that it will be able to comply with some of its covenants in the foreseeable future. If one or more covenants are not met, the Company may be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility; this may also result in an acceleration of debt repayment requirements. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, among other things, on its ability to reduce its financing costs and improve its liquidity and operating performance.

As a result, the Company has retained the services of a financial advisor and has formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company in view to reducing its financing costs and improve its liquidity. These may take the form of debt restructuring, recapitalization, potential capital infusion, or other types of transaction. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

Conclusion

In the current context, we intend to continue to maintain our focus on cash management through cost containment and revenue improvement, and by maintaining a service offer that meets our customers' expectations.

We have already demonstrated our ability to manage costs and adapt our business plan to the evolution of the market. Thanks to our solid customer base, competitive service offer and the expertise of an extraordinary team of employees, we believe that we will be able to meet the challenges ahead and continue to be a key player in the Canadian wireless telecommunications industry.

André Tremblay (signed)
President and Chief Executive Officer

Part I: Financial Information

Item 1. Financial Statements

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED BALANCE SHEETS (see note 1)

	As at June 30 2002 $	As at December 31 2001 $
ASSETS	(unaudited)	
Current assets		
Cash and cash equivalents	121,692	19,005
Short-term investments and marketable securities	158	159,524
Receivables	87,456	85,973
Receivables from related companies	980	489
Inventories	15,436	19,897
Other current assets	46,414	40,604
Total current assets	272,136	325,492
Capital assets *(note 4)*	770,225	764,048
Intangible assets *(notes 2 and 5)*	2,727	226,126
Long-term investments	21,255	34,983
Deferred charges and other assets	30,633	44,610
	1,096,976	1,395,259
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	3	445
Other	121,903	106,334
Deferred revenues	38,495	38,115
Current portion of long-term debt	32,670	16,523
Total current liabilities	193,071	161,417
Long-term debt	1,925,124	1,887,048
Deferred income tax liabilities *(note 5)*	27	73,519
	2,118,222	2,121,984
Shareholders' deficiency		
Share capital *(note 6)*	1,167,678	1,167,371
Warrants *(note 6)*	1,770	2,077
Deficit	(2,190,694)	(1,896,173)
	(1,021,246)	(726,725)
	1,096,976	1,395,259

Contingencies (*note 9*)

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars, except for per-share and share data)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (see note 1)

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
	$	$	$	$
		(Restated– *note* 2)		(Restated– *note* 2)
	[unaudited]		[unaudited]	
Revenues				
Services	143,330	124,585	276,791	233,812
Equipment sales	2,313	8,999	8,986	19,636
	145,643	133,584	285,777	253,448
Costs and expenses				
Cost of products and services	63,478	86,153	135,804	175,297
Selling and marketing	31,652	31,062	56,204	56,153
General and administrative	24,397	25,754	54,139	50,563
Depreciation and amortization *(notes 2 and 4)*	55,942	44,546	104,164	84,495
	175,469	187,515	350,311	366,508
Operating loss before the following:	29,826	53,931	64,534	113,060
Impairment of intangible assets *(note 5)*	223,399	—	223,399	—
Restructuring charges	—	—	3,761	—
Operating loss	253,225	53,931	291,694	113,060
Interest income	(1,100)	(2,047)	(2,211)	(3,989)
Interest expense	54,260	53,198	106,987	103,075
Financing charges	2,263	2,156	4,230	4,364
Foreign exchange loss (gain)	(53,497)	(34,025)	(52,793)	5,124
Loss in value of investments and marketable securities	8,464	216	8,407	24,875
Share of net loss in investees	8,602	1,225	10,738	3,127
Loss before income taxes	272,217	74,654	367,052	249,636
Income tax provision (benefit)	(73,017)	564	(72,531)	(2,453)
Net loss	199,200	75,218	294,521	247,183
Deficit, beginning of period	1,991,494	1,569,653	1,896,173	1,397,688
Deficit, end of period	2,190,694	1,644,871	2,190,694	1,644,871
Basic and diluted loss per share *(note 3)*	0.83	0.72	1.22	2.38

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (see note 1)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$ (Restated– *note* 2)	$	$ (Restated– *note* 2)
	[unaudited]		[unaudited]	
OPERATING ACTIVITIES				
Net loss	(199,200)	(75,218)	(294,521)	(247,183)
Adjustments to reconcile net loss to cash used in operating activities				
Depreciation and amortization	55,942	44,546	104,164	84,495
Accreted interest on long-term debt	19,699	40,745	39,069	79,747
Financing charges	1,869	1,981	3,499	3,866
Foreign exchange loss (gain)	(52,463)	(35,482)	(51,283)	3,740
Reversal of provision for sales tax	(13,806)	—	(13,806)	—
Deferred income taxes *(note 5)*	(73,492)	—	(73,492)	(3,524)
Impairment of intangible assets *(note 5)*	223,399	—	223,399	—
Loss in value of investments and marketable securities	8,456	202	8,399	24,861
Share of net loss in investees	8,602	1,225	10,738	3,127
	(20,994)	(22,001)	(43,834)	(50,871)
Changes in operating assets and liabilities	6,361	(24,266)	10,906	(77,381)
Cash used in operating activities	(14,633)	(46,267)	(32,928)	(128,252)
INVESTING ACTIVITIES				
Proceeds from sale of (additions to) short-term investments	98,855	(594)	158,443	(136)
Proceeds from sale of marketable securities	—	72,804	589	72,804
Additions to deferred charges and other assets	(429)	(3,979)	(4,773)	(5,610)
Additions to capital assets	(64,170)	(102,530)	(106,080)	(192,863)
Additions to intangible assets	—	—	—	(80,000)
Additions to long-term investments	(48)	(561)	(1,649)	(741)
Disposal of long-term investment	750	—	750	—
Cash provided by (used in) investing activities	34,958	(34,860)	47,280	(206,546)
FINANCING ACTIVITIES				
Issuance of shares	—	101	—	100,160
Share issuance costs	—	(301)	—	(2,861)
Increase in long-term debt	—	121,000	100,000	191,013
Repayment of long-term debt	(4,942)	(5)	(4,942)	(5)
Financing costs	(272)	(179)	(6,723)	(1,528)
Cash provided by (used in) financing activities	(5,214)	120,616	88,335	286,779
Increase (decrease) in cash and cash equivalents for the period	15,111	39,489	102,687	(48,019)
Cash and cash equivalents, beginning of period	106,581	120,580	19,005	208,088
Cash and cash equivalents, end of period	121,692	160,069	121,692	160,069
Additional information				
Interest paid	55,719	12,233	65,006	23,278
Income taxes paid	461	632	1,352	1,230

See accompanying notes.

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

1. BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell Telecommunications Inc. ("Microcell") have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information and, where noted, have been reconciled with accounting principles generally accepted in the United States ("U.S. GAAP"). Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three- and six-month periods ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2001, thereto filed with the various Securities Commissions in Canada on February 11, 2002, and on Form 6-K filed on February 19, 2002, with the Securities and Exchange Commission ("SEC") in the United States.

Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business through five wholly owned subsidiaries (the "Company") which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk").

The consolidated balance sheet as of December 31, 2001 in these unaudited interim consolidated financial statements has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2001, except for the changes in the accounting policies described in *note 2.*

Going-concern uncertainty

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles on a going-concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company continues to experience additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new Personal Communications Services (PCS) customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flow in the future, and on the continued availability of financing. Achieving and maintaining positive net income and cash flow will depend upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

1. BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY (contd.)

As of June 30, 2002, the Company had cash and cash equivalents of $121,692,000 and short-term investments and marketable securities of $158,000. In addition, the Company has a $264,030,000 senior secured revolving credit facility, the availability of which is subject to certain conditions. In order to maintain the availability of its senior secured revolving credit facility, and in order to avoid default under its long-term debt agreements, the Company must comply with certain covenants. The Company is not certain that it will be able to comply with some of its covenants in the foreseeable future. If one or more covenants are not met, the Company may be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility; this may also result in an acceleration of debt repayment requirements. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, in addition to elements previously mentioned, on its ability to reduce its financing costs and improve its liquidity and operating performance.

As a result, the Company has retained the services of a financial advisor and has formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company in view to reducing its financing costs and improve its liquidity. These may take the form of debt restructuring, recapitalization, potential capital infusion, or other types of transaction. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. ACCOUNTING POLICY CHANGES

Goodwill and other intangible assets

Intangible assets consist of the Company's PCS and MCS (Multipoint Communications Services) licenses. In the first quarter of fiscal 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' (CICA) Handbook entitled *Goodwill and Other Intangible Assets,* to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS license it owns has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this license until it determines that the license has a definite life. The impact on the consolidated financial statements will be a reduction of the annual amortization of the PCS license in the amount of $140,000. As disclosed in *note 5*, an impairment charge was recorded for the MCS licenses as of June 30, 2002.

Stock-based compensation and other stock-based payments

Effective January 1, 2002 the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled *Stock-based Compensation and Other Stock-based Payments.* As permitted by Section 3870, the Company has applied this change prospectively for new stock awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options

2. ACCOUNTING POLICY CHANGES (contd.)

was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for 2002: weighted-average risk-free interest rates of 3.0% (3.0% in 2001); dividend yields of 0% (0% in 2001); weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 107.9% (89.8% in 2001); and a weighted-average expected life of the options of 5.5 years (5.5 years in 2001). For purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options' vesting periods.

Considering all options issued since the beginning of the plans, the Company's pro forma net loss under Canadian GAAP would be decreased by $593,000 for the three-month period ended June 30, 2002 and would be increased by $1,324,000 for the three-month period ended June 30, 2001. Basic and diluted loss-per-share figures would not be affected for the three-month period ended June 30, 2002 and would be increased by $0.01 for the same period in 2001. The Company's pro forma net loss under Canadian GAAP would be increased by $1,178,000 and $2,546,000 for the six-month periods ended June 30, 2002 and 2001 respectively. Basic and diluted loss-per-share figures would be increased by $0.01 and $0.02 respectively.

Foreign exchange gains and losses

During the fourth quarter of fiscal year 2001, the Company retroactively adopted the new accounting recommendations with respect to the accounting of foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the unaudited interim financial statements for the three- and six-month periods ended June 30, 2001: total assets decreased by $8.6 million; net loss decreased by $41.4 million and $6.7 million respectively; deficit increased by $8.6 million; and basic and diluted loss per share decreased by $0.96 and $1.30 respectively (including the effect of the rights issue as discussed in *note 3*).

Revenue recognition

Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue entitled *Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products* (EITF 01-9). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the three- and six-month periods ended June 30, 2002, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $14.5 million and $17.3 million respectively ($7.8 million for the three- and six-month periods ended June 30, 2001). The impact for the year ended December 31, 2001 was a reduction of $19.3 million in both operating revenues and selling and marketing expenses. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

3. LOSS PER SHARE

The rights issue completed in 2001, which was offered to all shareholders of Microcell, contained a bonus element due to the exercise price of the shares offered in the rights issue, which was below the fair market value of Microcell's shares at the issuance date of the rights. As a result, basic and diluted loss per share were adjusted retroactively for the comparative periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for the comparative period prior to the rights issue is the weighted-average number of shares outstanding for the period, multiplied by a factor of 1.5035. The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

3. LOSS PER SHARE (contd.)

	Three months ended June 30		Six months ended June 30	
	2002 $	2001 $ (Restated– *note* 2)	2002 $	2001 $ (Restated– *note* 2)
Net loss	199,200	75,218	294,521	247,183
Weighted-average number of shares outstanding	240,209	69,151	240,191	68,667
Shares issuable pursuant to exercise of initial warrants	253	291	253	291
Number of shares for basic loss-per-share calculation	240,462	69,442	240,444	68,958
Adjustment factor	—	1.5035	—	1.5035
Adjusted number of shares for basic loss-per-share calculation	240,462	104,407	240,444	103,679
Additional shares for diluted loss-per-share calculation	—	132	—	387
Adjusted number of shares for diluted loss-per-share calculation	240,462	104,539	240,444	104,066
Basic and diluted loss per share (dollars)	0.83	0.72	1.22	2.38

The Company's diluted loss per share is equivalent to its basic loss per share since all of the Company's potentially issuable securities would have an anti-dilutive effect for the three- and six-month periods ended June 30, 2001.

4. CAPITAL ASSETS

During the three-month period ended June 30, 2002, the Company wrote-down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization for the three- and six-month periods ended June 30, 2002 in the amounts of $55,942,000 and $104,164,000 respectively included write-downs of $5,941,000 related to the portal in the Wireless Internet segment.

5. INTANGIBLE ASSETS

Under both Canadian and U.S. GAAP, impairment for indefinite life intangible assets is deemed to exist if the net book value of the assets exceeds their estimated fair value. For a number of months, the Company has been pursuing negotiations with potential business partners in view to financing the Company's MCS project to be carried out by Inukshuk Internet Inc. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and in light of the difficult financial market conditions facing the telecommunications industry, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licences using the Trading Value or the Precedent Transactions Analysis methodologies. Therefore, the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. Given this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223,399,000 has been recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, has been reversed, resulting in an income tax benefit in the amount of $72,896,000.

6. SHARE CAPITAL

	June 30, 2002	December 31, 2001
Common Shares	**27,631,537**	27,631,537
Class A Non-Voting Shares	**9,590,000**	9,590,000
Class B Non-Voting Shares	**202,994,911**	202,951,539
Outstanding shares	**240,216,448**	240,173,076
Outstanding warrants convertible into 2.1899 Class B Non-Voting Shares	**115,700**	135,700
Options to purchase Class A Non-Voting Shares	**66,689**	88,982
Options to purchase Class B Non-Voting Shares	**6,476,439**	7,552,332
Outstanding options	**6,543,128**	7,641,314

7. SEGMENTED INFORMATION

The Company carries out its operations entirely in Canada through three strategic business segments: PCS, Wireless Internet, and Investments. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers PCS data services based on the new General Packet Radio Service ("GPRS") technology. Through its Internet operations, the Company provides its PCS customers with new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Through its Investments segment, the Company participates in various wireless or high-technology projects or investments that primarily involve Microcell Capital and Microcell Labs.

The accounting policies for segment and intersegment transactions are the same as those described in the summary of significant accounting policies in the consolidated financial statements for the year ended December 31, 2001. Management evaluates performance based on segment operating income (loss). The segment operating income (loss) is defined as operating income (loss) excluding restructuring charges, depreciation and amortization for all segments and including gain (loss) in value of investments and marketable securities, gain (loss) on disposal of investments and share of net loss (net income) in investees for the Investments segment. All intersegment transactions are eliminated upon consolidation.

The following tables present information about reported segment results and assets:

	Three-month period ended June 30, 2002				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	145,561	82	—	—	145,643
Revenues—intersegment	34	670	—	(704)	—
Revenues—total	145,595	752	—	(704)	145,643
Operating expenses	(116,984)	(9,340)	117	6,680	(119,527)
Operating expenses—intersegment	(670)	(34)	—	704	—
Segment operating income (loss) before the following:	27,941	(8,622)	117	6,680	26,116
Impairment of intangible assets	—	(223,399)	—	—	(223,399)
Loss in value of investments and marketable securities	—	—	(8,464)	—	(8,464)
Share of net loss in investees	—	—	(8,602)	—	(8,602)
Segment operating income (loss)	**27,941**	**(232,021)**	**(16,949)**	6,680	**(214,349)**
Additions to capital assets	64,114	56	—	—	64,170
Additions to intangible assets	—	—	—	—	—
Total assets as of June 30, 2002	1,060,861	16,603	24,858	(5,346)	1,096,976

7. SEGMENTED INFORMATION [contd.]

	Six-month period ended June 30, 2002				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	285,695	82	—	—	285,777
Revenues—intersegment	91	1,421	—	(1,512)	—
Revenues—total	285,786	1,503	—	(1,512)	285,777
Operating expenses	(241,018)	(11,911)	102	6,680	(246,147)
Operating expenses—intersegment	(1,429)	(90)	—	1,519	—
Segment operating income (loss) before the following:	43,339	(10,498)	102	6,687	39,630
Impairment of intangible assets	—	(223,399)	—	—	(223,399)
Loss in value of investments and marketable securities	—	—	(8,407)	—	(8,407)
Share of net loss in investees	—	—	(10,738)	—	(10,738)
Segment operating income (loss)	**43,339**	**(233,897)**	**(19,043)**	6,687	**(202,914)**
Additions to capital assets	105,958	114	—	8	106,080
Additions to intangible assets	—	—	—	—	—
Total assets as of June 30, 2002	1,060,861	16,603	24,858	(5,346)	1,096,976

	Three-month period ended June 30, 2001 (Restated, see *note* 2)				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	133,523	—	61	—	133,584
Revenues—intersegment	309	4,368	5	(4,682)	—
Revenues—total	133,832	4,368	66	(4,682)	133,584
Operating expenses	(138,190)	(4,028)	(751)	—	(142,969)
Operating expenses—intersegment	(354)	(1,338)	(221)	1,913	—
Segment operating loss before the following:	(4,712)	(998)	(906)	(2,769)	(9,385)
Loss in value of investments and marketable securities	—	—	(216)	—	(216)
Share of net loss in investees	—	—	(1,225)	—	(1,225)
Segment operating loss	**(4,712)**	**(998)**	**(2,347)**	**(2,769)**	**(10,826)**
Additions to capital assets	105,620	(594)	11	(2,507)	102,530
Additions to intangible assets	—	—	—	—	—
Total assets as of December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

	Six-month period ended June 30, 2001 (Restated, see *note* 2)				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	253,339	—	109	—	253,448
Revenues—intersegment	899	8,118	25	(9,042)	—
Revenues—total	254,238	8,118	134	(9,042)	253,448
Operating expenses	(271,853)	(8,775)	(1,385)	—	(282,013)
Operating expenses—intersegment	(531)	(2,670)	(511)	3,712	—
Segment operating loss before the following:	(18,146)	(3,327)	(1,762)	(5,330)	(28,565)
Loss in value of investments and marketable securities	—	—	(24,875)	—	(24,875)
Share of net loss in investees	—	—	(3,127)	—	(3,127)
Segment operating loss	**(18,146)**	**(3,327)**	**(29,764)**	**(5,330)**	**(56,567)**
Additions to capital assets	194,379	3,473	18	(5,007)	192,863
Additions to intangible assets	—	80,000	—	—	80,000
Total assets as of December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

7. SEGMENTED INFORMATION [contd.]

Reconciliation of the segmented operating income (loss) to the consolidated net loss

	Three-month periods ended June 30		Six-month periods ended June 30	
	2002	2001	2002	2001
	$	$ (Restated– *note* 2)	$	$ (Restated– *note* 2)
Segmented operating income (loss)	**(214,349)**	(10,826)	**(202,914)**	(56,567)
Depreciation and amortization	**(55,942)**	(44,546)	**(104,164)**	(84,495)
Restructuring charges	—	—	**(3,761)**	—
Interest income	**1,100**	2,047	**2,211**	3,989
Interest expense	**(54,260)**	(53,198)	**(106,987)**	(103,075)
Financing charges	**(2,263)**	(2,156)	**(4,230)**	(4,364)
Foreign exchange gain (loss)	**53,497**	34,025	**52,793**	(5,124)
Income tax benefit (provision)	**73,017**	(564)	**72,531**	2,453
Net loss	**(199,200)**	(75,218)	**(294,521)**	(247,183)

8. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

These financial statements were prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP, and should be read in conjunction with the reconciliation with U.S. GAAP presented in *note 19* to the consolidated financial statements for the year ended December 31, 2001. The following summary sets out the material adjustments to the Company's reported net loss, for the three- and six-month periods ended June 30, 2002 and 2001, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

Reconciliation of consolidated net loss and comprehensive loss

	Three-month periods ended June 30		Six-month periods ended June 30	
	2002	2001	2002	2001
	$	$	$	$
		(Restated– *notes* 2 *and 3*)		(Restated– *notes* 2 *and 3*)
Net loss under Canadian GAAP	**(199,200)**	(75,218)	**(294,521)**	(247,183)
Reversal of amortization of PCS License expensed in 1995 under U.S. GAAP	—	35	—	71
Share of net income (net loss) in investees	**5,560**	(1,705)	**6,441**	(13,169)
Development costs	**1,961**	(2,171)	**1,498**	(2,171)
Impairment of intangible assets	**(25,771)**	—	**(25,771)**	—
Stock compensation	**(601)**	—	**(1,318)**	—
Changes in fair market value of a fair value hedge	—	1,171	—	1,367
Cumulative effect as of January 1, 2001 resulting from the adoption of the *Statement of Financial Accounting Standards No. 133*	—	—	—	(900)
Net loss under U.S. GAAP	**(218,051)**	(77,888)	**(313,671)**	(261,985)
Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $69,000 in 2002 ($201,000 in 2001)	—	870	**(295)**	870
Changes in fair market value of cash flow hedges	**(3,144)**	635	**5,054**	4,751
Cumulative effect as of January 1, 2001, resulting from the adoption of the *Statement of Financial Accounting Standards No. 133*	—	—	—	3,939
Comprehensive loss under U.S. GAAP	**(221,195)**	(76,383)	**(308,912)**	(252,425)
Basic and diluted loss per share under U.S. GAAP (dollars)	**(0.91)**	(0.75)	**(1.30)**	(2.53)

8. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [contd.]

Differences in reported amounts on consolidated balance sheets

	June 30, 2002			December 31, 2001
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
	$	$	$	$
Marketable securities	158	27	185	1,403
Long-term investments	21,255	2,945	24,200	31,487
Deferred charges and other assets	30,633	(7,337)	23,296	38,502
Cash flow hedges	—	6,729	6,729	1,675
Intangible assets	2,727	—	2,727	251,897
Accounts payable	(121,903)	(1,796)	(123,699)	(106,812)
Share capital	(1,167,678)	(60,723)	(1,228,401)	(1,228,094)
Deficit	2,190,694	66,911	2,257,605	1,943,934
Accumulated other comprehensive income	—	6,756	6,756	1,997

9. CONTINGENCIES

On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

10. SUBSEQUENT EVENTS

Subsequent to June 30, 2002, the Company terminated for US$220,000,000 out of the US$270,000,000 hedging agreements that were entered into to cover the currency risks related to the senior discount notes issued by Microcell pursuant to a Note Indenture dated May 25, 1999. This disposal generated net proceeds of $28,914,476 and a gain of on disposal of $20,784,477. As a result, the Company is now additionally exposed to foreign exchange rate fluctuations on US$220,000,000 of the principal amount of its senior discount notes due in 2009.

11. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

Microcell Telecommunications Inc.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY

Basis of presentation

The Company's unaudited interim consolidated financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information, which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP") and the accounting principles and practices required by the Securities and Exchange Commission ("SEC") in the United States, and, where noted, have been reconciled with U.S. GAAP.

Throughout the following discussion and analysis, the Company uses the term "EBITDA". EBITDA is defined as operating income (loss), excluding restructuring charges, depreciation and amortization. The Company also uses the terms "monthly average retail revenue per user" ("ARPU"), "cost of acquisition of a retail subscriber" ("COA"), "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under GAAP. The Company believes that EBITDA, ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

Going-concern uncertainty

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles on a going-concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company continues to experience additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new Personal Communications Services (PCS) customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flow in the future and the continued availability of financing. Achieving and maintaining positive net income and cash flow will depend upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

As of June 30, 2002, the Company had cash and cash equivalents of $121,692,000 and short-term investments and marketable securities of $158,000. In addition, the Company has a $264,030,000 senior secured revolving credit facility, the availability of which is subject to certain conditions. In order to maintain the availability of its senior secured revolving credit facility, and in order to avoid default under its long-term debt agreements, the Company must comply with certain covenants. The Company is not certain that it will be able to comply with some of its covenants in the foreseeable future. If one or more covenants are not met, the Company may be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility; this may also result in an acceleration of debt repayment requirements. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, in addition to elements previously mentioned, on its ability to reduce its financing costs and improve its liquidity and operating performance.

As a result, the Company has retained the services of a financial advisor and has formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company in view to reducing its financing costs and improve its liquidity. These may take the form of debt restructuring, recapitalization, potential capital infusion, or other types of transaction. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

COMPANY OVERVIEW

The following is a discussion and analysis of the consolidated financial condition and results of operations of Microcell Telecommunications Inc. ("Microcell") for the three- and six-month periods ended June 30, 2002 and 2001, and should be read in conjunction with the consolidated financial statements of Microcell for the year ended December 31, 2001. Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business through five wholly owned subsidiaries (the "Company") which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk").

The Company carries out its operations through three strategic business segments: Personal Communications Services ("PCS"), Wireless Internet and Investments.

Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations (the "PCS License") awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996.

Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and plans to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ("MCS") technology in the 2500 MHz range. The Company plans to build the MCS network through Inukshuk. The building of this network will require significant additional financing from external sources.

Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant.

Microcell Telecommunications Inc.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS

	Three-month period ended June 30		Six-month period ended June 30	
	2002 $	2001 $ (Restated)	2002 $	2001 $ (Restated)
CONSOLIDATED	[unaudited]		[unaudited]	
(In thousands of Canadian dollars, except for per-share data)				
Revenues	145,643	133,584	285,777	253,448
EBITDA (before impairment of intangible assets of $223,399 in the three- and six-month periods ended June 30, 2002)	26,116	(9,385)	39,630	(28,565)
Net loss in value of investments and marketable securities	8,464	216	8,407	21,351
Loss before income taxes	272,217	74,654	367,052	249,636
Net loss	199,200	75,218	294,521	247,183
Basic and diluted loss per share	0.83	0.72	1.22	2.38
Capital expenditures	64,170	102,530	106,080	192,863
Total employees, end of period (expressed as full-time equivalent)	2,163	2,522	2,163	2,522
PCS				
Revenues	145,595	133,832	285,786	254,238
EBITDA	27,941	(4,712)	43,339	(18,146)
Capital expenditures	64,114	105,620	105,958	194,379
Other data:				
Monthly average retail revenue per user (ARPU)				
Postpaid	$59.95	$61.73	$58.24	$58.02
Prepaid	$18.90 (1)	$22.89	$17.07 (1)	$22.43
Blended	$41.48 (1)	$42.15	$39.07 (1)	$40.05
Cost of acquisition of a retail subscriber	$294	$385	$296	$374
Net retail subscriber additions				
Postpaid	11,922	45,576	9,517	61,306
Prepaid	31,056	17,721	60,028	58,330
Total	42,978	63,297	69,545	119,636
Churn rate	3.0% (1)	2.3%	2.9% (1)	2.3%
Total retail subscribers, end of period				
Postpaid	647,214	529,124	647,214	529,124
Prepaid	541,540	513,039	541,540	513,039
Total	1,188,754	1,042,163	1,188,754	1,042,163
Cumulative CAPEX per pop. covered, end of period	$61.54	$54.97	$61.54	$54.97
Total employees, end of period (expressed as full-time equivalent)	2,151	2,362	2,151	2,362

(1) Calculation excludes the 90,000 inactive prepaid service customers, of which 40,000 were deactivated following the termination of a customer retention program.

Microcell Telecommunications Inc.

CORPORATE DEVELOPMENTS

- **New product**

In April 2002, the Company offered the first GPRS card for personal computers (PC) that allows Canadians to access wireless data services across North America. The Novatel Wireless Merlin G100™ Wireless PC Card Modem brings valuable next-generation capabilities to Canadians doing business across the continent. Slightly larger than a credit card, the Merlin G100 slides into a portable computer's type II PC card slot, providing Internet access at speeds of up to 56 kbps. With its user-friendly wireless modem manager software, the Merlin G100 is compatible with a wide range of laptops, handheld devices and operating systems, including Microsoft Windows 98, 2000, Millennium Edition, XP and Pocket PC.

- **Microcell i5 Inc.**

In April 2002, the Company announced that it would be integrating the activities of one of its subsidiaries, Microcell i5 Inc., into those of its PCS division, in order to focus on offering the products and services developed by Microcell i5 Inc., namely the Fido® portal and mobile commerce services, to its PCS customers. These activities will continue to be presented as part of the Wireless Internet business segment.

- **Class B Non-Voting Shares ceased trading on Nasdaq**

On June 5, 2002, the Staff of The Nasdaq Stock Market, Inc. ("Nasdaq") determined that the Company was ineligible to transfer its Class B Non-Voting Shares from the Nasdaq National Market to the Nasdaq SmallCap Market for failing to meet the minimum market capitalization requirement for listing on the Nasdaq SmallCap Market. As a result, the Company's Class B Non-Voting Shares were delisted from the Nasdaq National Market on July 11, 2002. Microcell's Class B Non-Voting Shares continue to be listed on the Toronto Stock Exchange (TSX) under the trading symbol "MTI.B".

RESULTS OF OPERATIONS

Three- and six-month periods ended June 30, 2002, compared with three- and six-month periods ended June 30, 2001

CONSOLIDATED RESULTS

The Company's financial and operating statistics for the three- and six-month periods ended June 30, 2002, compared with the three- and six-month periods ended June 30, 2001, reflect the increase in its activities in the census metropolitan areas ("CMAs") covered as of June 30, 2001, the growth of wireless penetration in Canada and the launch of commercial operations in two additional CMAs since that date. Accordingly, the Company's financial results for the periods described herein are not necessarily indicative of its future operating results, given the Company's operations.

The figures for the three- and six-month periods ended June 30, 2001 have been restated to reflect the adoption, at the end of 2001, of new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market value that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the three- and six-month periods ended June 30, 2001: total assets decreased by $8.6 million; net loss decreased by $41.4 million and $6.7 million respectively; deficit increased by $8.6 million; and basic and diluted loss per share decreased by $0.96 and $1.30 respectively (including the effect of the 2001 rights issue as discussed in *note 3* to the unaudited interim consolidated financial statements for the three- and six-month periods ended June 30, 2002).

The 2001 figures have also been adjusted to reflect the adoption of the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue entitled *Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products* (EITF 01-9). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding revenues. For the three- and six-month periods ended June 30, 2002, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $14.5 million and $17.3 million respectively ($7.8 million both for the same periods in 2001). The impact for the year ended December 31, 2001 was a reduction of $19.3 million in both operating revenues and selling and marketing expenses. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

Microcell Telecommunications Inc.

Reported results (in millions of dollars, except for per-share data)

Three-month period ended June 30,	**2002** **$**	2001 $ (Restated)	Variance $
Revenues	**145.6**	133.6	12.0
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets, depreciation and amortization)	**119.5**	143.0	(23.5)
Operating income (loss) before restructuring charges, impairment of intangible assets, depreciation and amortization	**26.1**	(9.4)	(35.5)
Impairment of intangible assets	**223.4**	—	223.4
Depreciation and amortization	**55.9**	44.5	11.4
Operating loss	**(253.2)**	(53.9)	199.3
Interest expense and other	**55.4**	53.3	2.1
Foreign exchange gain	**(53.5)**	(34.0)	(19.5)
Loss in value of investments and marketable securities	**8.5**	0.2	8.3
Share of net loss in investees	**8.6**	1.2	7.4
Income tax provision (benefit)	**(73.0)**	0.6	(73.6)
Net loss	**(199.2)**	(75.2)	124.0
Basic and diluted loss per share	**(0.83)**	(0.72)	0.11

Reported results (in millions of dollars, except for per-share data)

Six-month period ended June 30,	**2002** **$**	2001 $ (Restated)	Variance $
Revenues	**285.8**	253.4	32.4
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets, depreciation and amortization)	**246.2**	282.0	(35.8)
Operating income (loss) before restructuring charges, impairment of intangible assets, depreciation and amortization	**39.6**	(28.6)	(68.2)
Impairment of intangible assets	**223.4**	—	223.4
Restructuring charges	**3.8**	—	3.8
Depreciation and amortization	**104.1**	84.5	19.6
Operating loss	**(291.7)**	(113.1)	178.6
Interest expense and other	**109.0**	103.4	5.6
Foreign exchange loss (gain)	**(52.8)**	5.1	(57.9)
Loss in value of investments and marketable securities	**8.4**	24.9	(16.5)
Share of net loss in investees	**10.7**	3.1	7.6
Income tax provision (benefit)	**(72.5)**	(2.4)	70.1
Net loss	**(294.5)**	(247.2)	47.3
Basic loss per share	**(1.22)**	(2.38)	(1.16)

Consolidated revenues, for the three- and six-month periods ended June 30, 2002, increased from $133.6 million to $145.6 million (+9%) and from $253.4 million to $285.8 million (+13%) respectively. The increase is mainly due to higher PCS services revenues resulting from a 14% year-over-year increase in the subscriber base, partially offset by lower PCS equipment sales. For detailed explanations, see the information on the PCS segment in the segmented results section.

Costs and operating expenses, excluding restructuring charges, impairment of intangible assets, depreciation and amortization, decreased by 16% from $143.0 million to $119.5 million for the three-month period ended June 30, 2002. This was the result of lower expenses of $21.2 million in the PCS segment, $1.4 million in the Wireless Internet segment and $0.9 million in the Investments segment (all after intersegment eliminations). Lower expenses of $21.2 million in the PCS segment included the impact of a favourable clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a $13.8 million cumulative provision previously accounted for. As a result, the Company posted an *operating income before restructuring charges, impairment of intangible assets, depreciation and* amortization of $26.1 million for the three-month period ended June 30, 2002, compared with an operating loss before depreciation and amortization of $9.4 million for the same period in 2001, representing an improvement of $35.5 million year-over-year.

On a year-to-date basis, costs and operating expenses, excluding restructuring charges, impairment of intangible assets, depreciation and amortization, decreased by 13% from $282.0 million to $246.2 million. This was the result of lower expenses of $30.8 million in the PCS segment (including the favourable impact of the reversal of the above-mentioned $13.8 million provision), $3.5 million in the Wireless Internet segment and $1.5 million in the Investments segment (all after intersegment eliminations). As a result, the Company posted an operating income before restructuring charges, impairment of intangible assets, depreciation and amortization of $39.6 million for the six-month period ended June 30, 2002, compared with an operating loss before depreciation and amortization of $28.6 million for the same period in 2001, representing an improvement of $68.2 million year-over-year. For detailed explanations, see the segmented results section.

For a number of months, the Company has been pursuing negotiations with potential business partners in view to financing the Company's MCS project to be carried out by Inukshuk Internet Inc. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and in light of the difficult financial market conditions facing the telecommunications industry, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licences using the Trading Value or Precedent Transactions Analysis methodologies. Therefore the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. Given this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million has been recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, has been reversed, resulting in an income tax benefit in the amount of $72.9 million.

The restructuring charges of $3.8 million for the six-month period ended June 30, 2002 were recorded in the first quarter and related primarily to severance payments made to a number of employees laid off during such quarter in order to adjust the Company's workforce to the requirements of its 2002-2003 operating plan.

Depreciation and amortization increased by $11.4 million and $19.6 million respectively for the three- and six-month periods ended June 30, 2002 due to the increase in capital assets as a result of network expansion since June 30, 2001. Also, during the three-month period ended June 30, 2002, the Company wrote-down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization for the three- and six-month periods ended June 30, 2002 in the amounts of $55.9 million and $104.1 million respectively included write-downs of $5.9 million related to the portal in the Wireless Internet segment. As a result, the operating loss for the three- and six month periods ended June 30, 2002 increased respectively by $199.3 million and $178.6 million compared with the same periods in 2001.

The increase in interest expense and other for the three- and six-month periods ended June 30, 2002 was consistent with the interest payable and accreted on the senior discount notes due 2006, 2007 and 2009. The increase in foreign exchange gain of $19.5 million and $57.9 million respectively in the three- and six-month periods ended June 30, 2002 was due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on the long-term debt denominated in U.S. currency.

The increase of $8.3 million in the loss in value of investments and marketable securities for the three-month period ended June 30, 2002 was mainly due to the adjustments to the net estimated realizable value of the Company's investment in Saraide, Inc., Argo II: The Wireless Internet Fund Limited Partnership ("Argo II") and of other investments related to Oz Communications Inc. The decrease of $16.5 million in loss in value of investments and marketable securities for the six-month period ended June 30, 2002 was mainly due to a lower volume of investments and marketable securities in the Company's portfolio in 2002.

The increase of $7.4 million and $7.6 million respectively for the three- and six-month period ended June 30, 2002 in the share of loss in investees was due to the accounting of the Company's share of loss in GSM Capital, Limited Partnership ("GSM Capital"). This was mainly due to the general decline in market conditions for high-technology companies, which are the main component of the GSM Capital's portfolio.

As a result, the Company posted consolidated net losses of $199.2 million and $294.5 million for the three- and six-month periods ended June 30, 2002 respectively, compared with $75.2 million and $247.2 million for the same periods in 2001. Basic and diluted losses per share increased from $0.72 to $0.83 for the three-month period ended June 30, 2002. For the six-month period ended June 30, 2002, it decreased from $2.38 to $1.22 due to the combination of improvement in the net loss and the increase in the weighted-average number of shares following the December 2001 rights issue.

SEGMENTED RESULTS

The Company carries out its operations through three strategic business segments: PCS, Wireless Internet and Investments.

PCS SEGMENT

Selected financial information (in millions of dollars)

Three-month period ended June 30,	**2002 $**	2001 $ (Restated)	Variance $
Revenues	**145.6**	133.8	11.8
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	**117.7**	138.5	(20.8)
PCS segment operating income (loss)	**27.9**	(4.7)	(32.6)

Six-month period ended June 30,	**2002 $**	2001 $ (Restated)	Variance $
Revenues	**285.8**	254.2	31.6
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	**242.5**	272.3	(29.8)
PCS segment operating income (loss)	**43.3**	(18.1)	(61.4)

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on GPRS technology.

PCS revenues (in millions of dollars)

Three-month period ended June 30,	**2002** **$**	2001 $ (Restated)	Variance $
Services	**143.3**	124.3	19.0
Equipment sales	**2.3**	9.2	(6.9)
Revenues–intersegment	**—**	0.3	(0.3)
Revenues	**145.6**	133.8	11.8

PCS revenues (in millions of dollars)

Six-month period ended June 30,	**2002** **$**	2001 $ (Restated)	Variance $
Services	**276.7**	233.5	43.2
Equipment sales	**9.0**	19.8	(10.8)
Revenues–intersegment	**0.1**	0.9	(0.8)
Revenues	**285.8**	254.2	31.6

The Company's PCS revenues consist primarily of subscriber service revenues and revenues from equipment sales. The increase in service revenues was the result of increased activities in all CMAs covered as of June 30, 2001, the growth of wireless penetration in Canada and the launch of commercial operations in two additional CMAs since that date. The decrease in equipment sales was mainly due to higher promotional, retention and satisfaction discounts provided in 2002.

Postpaid monthly ARPU decreased from $61.73 for the three-month period ended June 30, 2001, to $59.95 for the same period in 2002. This decrease was due mainly to lower airtime revenues (lower billable minutes of usage) and to promotional price plans with basic services, which included the Unlimited Weekends and Evenings option and other value-added services. Prepaid service provided a monthly ARPU of $18.90 (excluding the removal of the 90,000 inactive prepaid service customers, as discussed below) for the three-month period ended June 30, 2002, compared with $22.89 for the same period in 2001. This decrease was due mainly to lower minutes of usage resulting from the migration of high-usage prepaid customers to fixed monthly postpaid packages. When combined, postpaid and prepaid services provided a blended monthly ARPU of $41.48 for the three-month period ended June 30, 2002 (excluding the removal of the 90,000 inactive prepaid service customers, as discussed below), compared with $42.15 for the same period in 2001.

During the second quarter, the Company removed 90,000 inactive prepaid service customers from its retail customer base. The Company defines inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly prepaid operating statistics for ARPU and average monthly usage. Following this adjustment, the Company provided wireless service to 1,188,754 retail PCS customers as of June 30, 2002, representing an increase of 14% in its subscriber base compared with June

30, 2001. Fido postpaid service accounted for 647,214 subscribers and Fido prepaid service accounted for 541,540 subscribers (529,124 and 513,039 respectively as of June 30, 2001).

For the six-month period ended June 30, 2002, postpaid monthly ARPU increased slightly from $58.02 in 2001 to $58.24 in 2002. This increase was mainly due to higher license fee revenues partially offset by the promotional price plans with the basic services discussed above. Prepaid service monthly ARPU decreased from $22.43 (excluding the removal of the 90,000 inactive prepaid service customers, as discussed above) to $17.07 for the same reasons presented for the three-month period ended June 30, 2002. When combined, postpaid and prepaid services provided a blended monthly ARPU of $39.07 for the six-month period ended June 30, 2002 (excluding the removal of the 90,000 inactive prepaid service customers, as discussed above), compared with $40.05 for the same period in 2001.

The blended monthly churn rate (number of deactivated users divided by the average number of active users in the period), excluding returns during the satisfaction guarantee period, increased to 3.0% and 2.9% for the three- and six-month periods ended June 30, 2002 (excluding the removal of the 90,000 inactive prepaid service customers, as discussed above), compared with 2.3% for the same periods in 2001. The increases in the churn rate were due primarily to continuing high Company-initiated churn to disconnect non-paying customers, and to customers who received phones as gifts during the fourth quarter of 2001 and who subsequently deactivated their service or did not purchase additional prepaid vouchers.

PCS costs and operating expenses (in millions of dollars)

Three-month period ended June 30,	**2002 $**	2001 $ (Restated)	Variance $
Cost of products and services	**62.9**	84.0	(21.1)
Selling and marketing	**31.3**	30.6	0.7
General and administrative	**23.5**	23.9	(0.4)
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	**117.7**	138.5	(20.8)

PCS costs and operating expenses (in millions of dollars)

Six-month period ended June 30,	**2002 $**	2001 $ (Restated)	Variance $
Cost of products and services	**134.7**	170.3	(35.6)
Selling and marketing	**55.8**	55.2	0.6
General and administrative	**52.0**	46.8	5.2
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	**242.5**	272.3	(29.8)

PCS costs and operating expenses (excluding restructuring charges, depreciation and amortization) decreased by $20.8 million and $29.8 million for the three- and six-month periods ended June 30, 2002 respectively, compared with the same periods in 2001. This is mainly due to lower COA per subscriber and to favourable clarification of the provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a $13.8 million cumulative provision previously accounted for. The COA per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 24% and 21% respectively for the three- and six-month periods ended June 30, 2002, to $294 and $296, compared with $385 and $374 for the same periods in 2001. The decrease in the COA per subscriber is mainly attributable to lower selling and marketing expenses, to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale resulting from the Company's subscriber growth.

The cost of products and services decreased to $62.9 million for the three-month period ended June 30, 2002, compared with $84.0 million for the same period in 2001. Equipment costs decreased by $18.6 million mainly due to the reversal of $13.8 million for the sales tax provision discussed above, the lower per-unit cost of handsets and vouchers sold of $8.4 million, partially offset by a higher volume of handsets sold totalling $3.6 million. Contribution charges paid to the Canadian Radio-Telecommunications Commission ("CRTC") decreased by $3.2 million due to a reduction in the contribution rate. These were partially offset by higher network and customer care expenses of $0.7 million. For the six-month period ended June 30, 2002, cost of products and services decreased by $35.6 million from $170.3 million to $134.7 million. Equipment costs decreased by $29.7 million mainly due to the reversal of $13.8 million for the sales tax provision discussed above, the lower per-unit cost of handsets and vouchers sold of $16.1 million, the lower volume of accessories and vouchers sold of $3.8 million and lower shrink and obsolescence of $2.0 million, partially offset by higher volume of handsets sold of $6.0 million. Contribution charges paid to the CRTC decreased by $5.9 million.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Selling and marketing costs increased slightly by $0.7 million and $0.6 million respectively for the three- and six-month periods ended June 30, 2002 in comparison with the same periods in 2001. This is mainly a result of the higher cost of retail partner compensation plans (due to the higher level of gross additions), partially offset by lower salaries following the adjustment of the sales force, and to lower advertising costs. Despite this fact, the number of points of sale increased by 33% to 5,474 as of June 30, 2002, compared with 4,128 as of June 30, 2001.

General and administrative expenses for the three-month period ended June 30, 2002 remained almost the same at $23.5 million but increased by $5.2 million on a year-to-date basis. This increase was mainly due to higher bad debt expenses partially offset by lower salaries and benefits. Higher bad debt expenses are mainly explained by an increase in the number of credit-challenged customers in the subscriber base. As of June 30, 2002, the number of employees within the PCS segment was 2,151 (expressed in full-time equivalent), compared with 2,362 one year earlier.

WIRELESS INTERNET SEGMENT

Through its Wireless Internet operations, the Company provides new mobile Internet services to Fido customers, and plans to build a high-speed Internet Protocol-based data network. Inukshuk's main assets are licenses for spectrum in the 2500 MHz range from Industry Canada using MCS technology (the "MCS Licenses") that come to term on March 31, 2011. The MCS Licenses contain conditions that the Company must meet to ensure renewal past March 2011. The MCS Licenses will be used to build a high-speed Internet Protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada.

Selected financial information (in millions of dollars)

Three-month period ended June 30,	**2002** $	2001 $	Variance $
Revenues	**0.8**	4.4	(3.6)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	**9.4**	5.4	4.0
Impairment of intangible assets	**223.4**	—	223.4
Wireless Internet segment operating loss	**(232.0)**	(1.0)	231.0

Microcell Telecommunications Inc.

Selected financial information (in millions of dollars)

Six-month period ended June 30,	**2002** **$**	2001 $	Variance $
Revenues	**1.5**	8.1	(6.6)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	**12.0**	11.4	0.6
Impairment of intangible assets	**223.4**	—	223.4
Wireless Internet segment operating loss	**(233.9)**	(3.3)	230.6

During the second quarter of 2002, the Company focused on the development of an extensible platform, Masq™, that will enable Microcell's PCS division to rapidly implement secure mobile commerce solutions, and Masq Refill™, a turnkey account replenishment service to be used by Microcell's PCS division to provide increased flexibility and reduce the costs associated with replenishing prepaid subscriber accounts. Also in the second quarter, Inukshuk continued to conduct trials to test the next generation broadband wireless technology of certain vendors.

For a number of months, the Company has been pursuing negotiations with potential business partners in view to financing the Company's MCS project to be carried out by Inukshuk Internet Inc. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and in light of the difficult financial market conditions facing the telecommunications industry, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licences using the Trading Value or the Precedent Transactions Analysis methodologies. Therefore the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. Given this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million has been recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, has been reversed, resulting in an income tax benefit in the amount of $72.9 million.

Revenues decreased by $3.6 million and $6.6 million for the three- and six-month periods ended June 30, 2002 due to the fact that no licenses for the use of the portal developed by Microcell i5 were sold during these periods. Revenues, at $0.8 million and $1.5 million, represent management fees charged by the Wireless Internet segment to the PCS segment for the maintenance of the portal used by the PCS segment.

Costs and operating expenses before impairment of intangible assets, depreciation and amortization increased to $9.4 million and $12.0 million for the three- and six-month periods ended June 30, 2002, compared with $5.4 million and $11.4 million respectively for the same periods in 2001. These increases are mainly due to a write-down of assets related to a transaction within the PCS segment. Without considering this non-cash expense, cost and operating expenses for the same periods in 2002 would have been $2.7 million and $5.3 million respectively, reflecting the Company's business plan guideline to keep the allocation of resources outside the PCS segment to a minimum, unless these operations can be independently financed. As a result, the Company posted a Wireless Internet segment operating loss of $232.0 million and $233.9 million for the three- and six-month periods ended June 30, 2002 respectively, compared with $1.0 million and $3.3 million for the same periods in 2001.

INVESTMENTS SEGMENT

The Investments segment consists mainly of various wireless or high technology investments or projects that primarily involve Microcell Capital and Microcell Labs.

Selected financial information (in millions of dollars)

Three-month period ended June 30,	**2002** **$**	2001 $	Variance $
Revenues	—	0.1	(0.1)
Costs and operating expenses (excluding depreciation and amortization)	**(0.1)**	1.0	(1.1)
Loss in value of investments and marketable securities	**8.5**	0.2	8.3
Share of net loss in investees	**8.6**	1.2	7.4
Investments segment operating loss	**(17.0)**	(2.3)	14.7

Selected financial information (in millions of dollars)

Six-month period ended June 30,	**2002** **$**	2001 $	Variance $
Revenues	—	0.1	(0.1)
Costs and operating expenses (excluding depreciation and amortization)	**(0.1)**	1.9	(2.0)
Loss in value of investments and marketable securities	**8.4**	24.9	(16.5)
Share of net loss in investees	**10.7**	3.1	7.6
Investments segment operating loss	**(19.0)**	(29.8)	(10.8)

The Investments segment operating loss stood at $17.0 million and $19.0 million for the three- and six-month periods ended June 30, 2002, compared with $2.3 million and $29.8 million respectively for the same periods in 2001.

The higher Investments segment operating loss for the three-month period ended June 30, 2002 was mainly due to increased losses in the Company's share of GSM Capital, resulting primarily from unfavourable market conditions for high-technology companies, which are the main components of GSM Capital's portfolio. The increased Investments segment operating loss was also due to the adjustments to the net estimated realizable value of the Company's investment in Saraide Inc., Argo II and in other investments related to Oz Communications Inc.

The lower Investments segment operating loss for the six-month period ended June 30, 2002 is mainly due to the lower volume of investments and marketable securities in the Company's portfolio in 2002. This is partially offset by the Company's higher share of loss in GSM Capital, due mainly to unfavourable market conditions for high-technology companies.

Microcell Telecommunications Inc.

LIQUIDITY AND CAPITAL RESOURCES

Reported results (in millions of dollars)

Three-month period ended June 30,	**2002** **$**	2001 $	Variance $
Cash used in operating activities	**(14.6)**	(46.3)	31.7
Cash provided by (used in) investing activities	**35.0**	(34.9)	69.9
Cash provided by (used in) financing activities	**(5.2)**	120.6	(125.8)

Reported results (in millions of dollars)

Six-month period ended June 30,	**2002** **$**	2001 $	Variance $
Cash used in operating activities	**(32.9)**	(128.3)	95.4
Cash provided by (used in) investing activities	**47.3**	(206.5)	253.8
Cash provided by financing activities	**88.3**	286.8	(198.5)

As of June 30, 2002, the Company had cash and cash equivalents of $121,692,000 and short-term investments and marketable securities of $158,000. In addition, the Company has a $264,030,000 senior secured revolving credit facility, the availability of which is subject to certain conditions. In order to maintain the availability of its senior secured revolving credit facility, and in order to avoid default under its long-term debt agreements, the Company must comply with certain covenants. The Company is not certain that it will be able to comply with some of its covenants in the foreseeable future. If one or more covenants are not met, the Company may be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility; this may also result in an acceleration of debt repayment requirements. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, among other things, on its ability to reduce its financing costs and improve its liquidity and operating performance.

As a result, the Company has retained the services of a financial advisor and has formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company in view to reducing its financing costs and improve its liquidity. These may take the form of debt restructuring, recapitalization, potential capital infusion, or other types of transaction. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

In comparison with December 31, 2001, receivables remained almost the same at $87.5 million compared with $86.0 million. Inventories decreased by $4.5 million due to a lower volume of handsets on hand following efforts to reduce inventory levels; other current assets increased by $5.8 million mainly due to prepaid PCS License fees paid to Industry Canada during the period. Capital assets increased by $6.2 million due to cash investments in the PCS network, net of increased depreciation expense (including write-downs in the amount of $5.9 million discussed in the consolidated results section). Intangible assets decreased by $223.4 million due to the impairment charge recorded for the MCS Licenses as of June 30, 2002. Long-term investments decreased by $13.7 million due to the accounting of the Company's share of loss in its investees of $10.7 million, and the devaluation of the Company's investment of $2.9 million in Saraide and $1.6 million in Argo II, partially offset by a cash investment in Argo II of $1.6 million. The decrease in deferred charges and other assets of $14.0 million was mainly due to the decrease in the cross currency swap element resulting from the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, partially offset by higher deferred financing costs following the closing of the new tranche F on the senior secured credit facility of $100 million in February 2002. The increase in accounts payable and accrued liabilities of $15.1 million was mainly attributable to higher payables related to capital assets, partially offset by lower wages and benefits and lower accrued issuance costs. The $54.2 million increase in long-term debt (including the current portion) was due to the new tranche F of the senior secured loan of $100 million, to accreted interest of $39.1 million, partially offset by an exchange rate improvement of $80.0 million and the repayment of $4.9 million on the senior secured credit facilities.

Three-month period ended June 30, 2002

The Company used $14.6 million in cash for operating activities for the three-month period ended June 30, 2002, compared with $46.3 million during the same period in 2001, for a decrease of $31.7 million. This favourable difference resulted primarily from a positive EBITDA (before impairment of intangible assets of $223.4 million and net of the reversal of a non-cash sales tax provision of $13.8 million) of $12.3 million for the three-month period ended June 30, 2002 compared with a negative EBITDA of $9.4 million for the same period in 2001, and a decrease in cash used in operating assets and liabilities of $30.6 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of 20.7 million, mainly due to the interest on the senior discount notes due 2006, which was paid in June 2002. With the second quarter of 2002, the Company posted its fourth consecutive quarter of positive EBITDA, reflecting declining costs from improved efficiencies in delivering network service, better control over non-subscriber acquisition-related expenses and reduced retail subscriber acquisition costs.

Cash provided by investing activities was $35.0 million for the three-month period ended June 30, 2002, compared with cash used in investing activities of $34.9 million during the same period in 2001. This difference was mainly attributable to lower additions to capital assets and deferred charges of $41.9 million, mainly due to lower cash investments made in the PCS network and to higher proceeds from the sale of short-term investments and marketable securities of $26.6 million. In the second quarter of 2002, the Company also sold a small percentage of an equity investment for net proceeds of $0.8 million.

Cash used in financing activities was $5.2 million for the three-month period ended June 30, 2002, compared with cash provided by financing activities of $120.6 million in 2001. In the second quarter of 2002, the Company made repayments of $4.9 million on its senior secured credit facilities, while it made net draw-downs of $121.0 million on its senior secured revolving credit facility during the same period in 2001.

Six-month period ended June 30, 2002

The Company used $32.9 million in cash for operating activities for the six-month period ended June 30, 2002, compared with $128.3 million during the same period in 2001, for a decrease of $95.4 million. This favourable difference resulted primarily from a positive EBITDA (before impairment of intangible assets of $223.4 million and net of the reversal of a non-cash sales tax provision of $13.8 million) of $22.0 million for the six-month period ended June 30, 2002, compared with a negative EBITDA of $28.6 million for the same period in 2001, and a decrease in cash used in operating assets and liabilities of $88.3 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $43.6 million, mainly due to the interest on the senior discount notes due 2006, which was paid in June 2002.

Cash provided by investing activities was $47.3 million for the six-month period ended June 30, 2002, compared with cash used in investing activities of $206.5 million during the same period in 2001. This difference was attributable to lower additions to capital assets and deferred charges of $167.6 million, mainly due to the second instalment in the amount of $80 million made by the Company in the first quarter of 2001 following the acquisition by the Company of the remaining 50% interest in Inukshuk, and to lower cash investments made in the PCS network. In addition, higher proceeds from the sale of short-term investments, marketable securities and equity investment of $87.1 million contributed to the favourable variance. Finally, this variance is partially offset by higher cash investment of $0.9 million in Argo II. The Company has committed to invest, in the form of a subscription for units, US$10.0 million in Argo II. As of June 30, 2002, US$5.5 million has been invested.

Cash provided by financing activities was $88.3 million for the six-month period ended June 30, 2002, compared with $286.8 million for 2001. This is mainly due to the lower amount of cash provided by the issuance of $97.3 million in shares (3,703,704 Class B Non-Voting Shares issued in 2001 compared with nil in 2002) and lower net draw-downs made on the senior secured revolving credit facility of $191 million, partially offset by the closing, in the first quarter of 2002, of a new senior secured credit facility (tranche F) of $100 million. In addition, higher financing costs of $5.2 million and the repayment of the Senior Secured Loans in the amount of $4.9 million contributed to the variance.

During the second quarter of 2002, the Company terminated for US$220,000,000 out of the US$270,000,000 of the hedging agreements that were entered into to cover the currency risks related to the senior discount notes issued by Microcell pursuant to a Note Indenture dated May 25, 1999. This disposal generated net proceeds of $28,914,476. The Company is now additionally exposed to foreign exchange rate fluctuations on US$220,000,000 of the principal amount of its senior discount notes due in 2009.

On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that they had, therefore, suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

The Company continues to experience additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

The building of the MCS network will require significant additional financing from external sources. There can be no assurance that Inukshuk will be successful in building the data network and in raising additional financing, or that Inukshuk will be profitable.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995

This management's discussion and analysis contains "forward-looking" statements, as defined in the *Private Securities Litigation Reform Act of 1995*, that are based on current expectations and estimates. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; the possibility of future litigation; future availability of financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; exchange rate fluctuations; penetration and churn rates; and the mix of products and services offered in the Company's market. Readers should evaluate any statements in light of these important factors.

Microcell Telecommunications Inc.

Part II: Other Information

Item 1. Legal Proceedings

On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

Item 2. Changes in Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Security Holders

At the Annual Meeting of Shareholders held on May 9, 2002, the following matters were submitted and approved by shareholders:

- Election of Directors;
- Ratification of selection of Ernst & Young LLP as the Company's auditors;
- Adoption of the amendment of the employee stock option plan in order to increase the maximum number of shares issuable pursuant to the plan from 5,900,000 to 19,000,000;

Item 5. Other Information

None

Item 6. Exhibits and Reports on Form 8-K

None

MICROCELL Telecom

News Release

For immediate release

MICROCELL ANNOUNCES SECOND QUARTER 2002 RESULTS

Company retains financial advisor and forms a Special Committee of the Board

Montréal, August 9, 2002—Microcell Telecommunications Inc. (TSX: MTI.B) today announced its consolidated financial and operating results for the second quarter ended June 30, 2002. Total revenues for the second quarter of 2002 were $145.6 million, compared with $133.6 million for the same quarter last year, while total operating expenses before depreciation and amortization, which included the reversal of a $13.8 million handset subsidy tax provision, decreased by 16% to $119.5 million. On a consolidated company basis, and before a $223.4 million non-cash charge to account for an impairment in the value of the Company's multipoint communications systems (MCS) licences, earnings before interest, taxes, depreciation and amortization (EBITDA) was $26.1 million for the second quarter, compared with negative $9.4 million for the same quarter in 2001. For PCS-related operations, EBITDA expanded by $32.7 million to $27.9 million for the three months ended June 30, 2002, compared with negative $4.8 million for the second quarter of last year.

Other operating and financial highlights in the quarter included:

- Total retail gross customer activations for the three months ended June 30, 2002 were 155,260, an increase of 16% over the 133,464 gross activations attained in the same quarter in 2001. Postpaid subscriber additions in the quarter represented 95,468, or 61% of the total gross additions for the second quarter, while prepaid accounted for the remaining 59,792 new wireless gross activations.

- The blended retail post-guarantee-period average monthly churn rate was 3.0%, compared with 2.3% reported in the second quarter of 2001. The increase in the churn rate was due primarily to continuing high Company-initiated churn to disconnect non-paying customers, as well as to the high level of gift-related activations during the fourth quarter of last year.

- New retail net additions totalled 42,978 for the second quarter of 2002, compared with 63,297 for the same quarter one year ago. Postpaid accounted for 11,922 of the new net retail customers acquired in the second quarter, while prepaid accounted for the remaining 31,056. Higher churn, particularly within the postpaid customer base, was the primary contributor to lower net subscriber additions in the second quarter of 2002 compared with the second quarter of 2001.

- As at June 30, 2002, the Company provided wireless service to 1,188,754 retail Personal Communications Services (PCS) customers, with a 54%/46% mix of postpaid and prepaid customers, following the removal of 90,000 inactive prepaid customers as described in the Company's news release of July 10, 2002. Microcell also provided digital PCS services to 21,870 wholesale subscribers as at the end of the second quarter of 2002.

- Service revenue in the second quarter increased 15% to $143.3 million from $124.6 million in the second quarter of 2001. The improvement can be attributed primarily to customer base expansion and a higher proportion of postpaid subscribers in the retail customer base. Equipment sales were $2.3 million in the second quarter, compared with $9.0 million last year, due primarily to a postpaid marketing promotion that featured a zero-cost handset, and to discounts on new handset models offered to existing customers in association with the Company's customer retention initiatives.

- The Company's combined retail postpaid and prepaid average revenue per user (ARPU) for the second quarter was $41.48, compared with $42.15 for the same quarter in 2001. Retail postpaid ARPU was $59.95 for the second quarter of 2002, compared with $61.73 for the same three-month period in 2001. The decrease in postpaid ARPU was due mainly to the high take-up rate of promotional price plans in prior quarters, which included an unlimited evening and weekend usage option. This option resulted in lower billable minutes of usage (MoU), as well as higher off-peak airtime usage. Accordingly, average postpaid MoU for the second quarter was 369 minutes, compared with 318 minutes for the same quarter last year.

- Retail prepaid ARPU for the three months ended June 30, 2002 was $18.90, compared with $22.89 for the second quarter of 2001. This decrease was due primarily to lower average monthly usage of 57 minutes per customer compared with 69 minutes per customer for the same period last year. The reduced prepaid MoU resulted mainly from the migration of high-usage prepaid customers to postpaid monthly plans.

- The Company continued to efficiently manage its cost structure with the objective of yielding better operating cash flow. Operating expenses, excluding depreciation and amortization, decreased to $119.5 million in the second quarter of 2002 from $143.0 million for the same quarter one year ago. This 16% improvement was due primarily to the markedly lower cost of products and a decrease in selling and marketing expenses.

The total cost of products and services of $63.5 million for the second quarter of 2002 included $17.5 million for cost of products and $46.0 million for cost of services, compared with cost of products of $35.8 million and cost of services of $50.4 million for the same quarter one year ago. The 51% year-over-year improvement in cost of products resulted mainly from lower per-unit handset costs, the recent clarification of provincial sales tax legislation related to wireless equipment subsidies that resulted in the reversal of a previously accounted for provision of $13.8 million, and reduced prepaid voucher production costs. Excluding the one-time tax provision reversal, cost of products for the second quarter improved 13%, year-over-year. The decrease in cost of services was due primarily to a lower contribution revenue tax rate for 2002 compared with 2001 and lower trunking costs resulting from reduced interconnection fees.

The retail cost of acquisition (which consists of a handset subsidy and related selling and marketing expenses) decreased by 24% to $294 per gross addition for the second quarter of 2002, compared with $385 per gross addition for the same three-month period in 2001. The year-over-year improvement was due to a higher number of gross activations and tight control over spending on advertising and promotions. As a result of careful management of marketing-related costs, selling and marketing expenses amounted to $31.7 million for the three-month period ended June 30, 2002, compared with $31.1 million for the second quarter of 2001.

General and administrative expenses in the second quarter of 2002 were $24.4 million, compared with $25.8 million for the same quarter one year ago. This decrease was due primarily to lower salaries and benefits resulting from a reduced workforce, which were partially offset by a higher bad debts expense.

- Capital expenditures of $64.2 million in the second quarter of 2002 were primarily network related, and included the replacement of obsolete infrastructure, coverage in-filling, as well as further signal improvement in areas where digital service is currently provided.

- For a number of months, the Company has been pursuing negotiations with potential business partners to finance the Company's MCS project to be carried out by Inukshuk Internet Inc. During the second quarter, the likelihood of concluding such an agreement became uncertain. Therefore the value of the MCS licences was estimated using the expected present value of future discounted cash flows. Given this context, the unlikelihood of concluding an agreement with potential business partners, as well as the increasing cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil, which represents a non-cash charge of $223.4 million.

- Excluding the favourable impact from the reversal of the cumulative handset sales tax provision and the impairment of intangible assets, the Company posted its fourth consecutive quarter of positive EBITDA. Normalizing second quarter results for these one-time non-recurring events, consolidated EBITDA improved by $21.7 million, year-over-year, to $12.3 million from negative $9.4 million in 2001, while EBITDA from the Company's PCS-related operations was $14.1 million, compared with negative $4.7 million for the same periods.

- The Company posted consolidated net losses of $199.2 million, or $0.83 per share, for the quarter ended June 30, 2002, compared with net losses of $75.2 million, or $0.72 per share, for the same quarter last year. The net loss figures for the second quarter of 2002 included a $150.5 million non-cash net charge to account for the impairment in the value of the Company's MCS licences. This non-cash charge represented a $223.4 million write-down in the value of the Company's MCS licences, as mentioned previously, net of related income tax benefits of $72.9 million arising from the difference between the carrying value of the licences and the tax basis of the intangible assets acquired.

As of June 30, 2002, the Company had cash and cash equivalents of $121.7 million and short-term investments and marketable securities of $0.2 million. In addition, the Company has a $264.0 million senior secured revolving credit facility, the availability of which is subject to certain conditions. In order to maintain the availability of its senior secured revolving credit facility, and in order to avoid default under its long-term debt agreements, the Company must comply with certain covenants. The Company is not certain that it will be able to comply with some of its covenants in the foreseeable future. If one or more covenants are not met, the Company may be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility; this may also result in an acceleration of debt repayment requirements. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, among other things, on its ability to reduce its financing costs and improve its liquidity and operating performance.

Financial advisor retained and Special Committee of the Board formed

Microcell also announced today that it has retained the services of Rothschild to act as its financial advisor, and has formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company to reduce its financing costs and improve its liquidity. These may take the form of a debt restructuring, recapitalization, potential capital infusion, or other type of transaction. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

"We believe this is a step we must take to remain a strong competitor and enable the Company to grow in the long term," stated André Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "During this process, a top priority will be to continue providing a high quality service to our customers with the strong commitment of our employees. Going forward, we will continue to maintain strict financial discipline by controlling costs and tightly managing our cash."

About Microcell Telecommunications Inc.
Microcell Telecommunications Inc. is the only major provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to more than 1.2 million customers.

Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

This news release should be read in conjunction with the Company's Interim Financial Statements, which include Management's Discussion and Analysis of the Financial Condition and Results of Operations, available on SEDAR, the Microcell Web site, or from the Company directly. The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2001 and in other filings with securities commissions in Canada and the United States.

Throughout this news release, the Company uses the term "EBITDA". EBITDA is defined as operating income (loss), excluding depreciation and amortization. The Company also uses the terms "monthly average retail revenue per user" ("ARPU"), "minutes of usage ("MoU"), "retail subscriber cost of acquisition" ("COA"), "gross activations", "net retail subscriber additions", and "churn rate". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under GAAP. The Company believes that EBITDA, ARPU, MoU, COA, "gross activations", "net retail subscriber additions", and "churn rate" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

CONFERENCE CALL NOTE: A listen-only Webcast and replay of Microcell's second quarter results conference call can be accessed at the following links: www.vcall.com or www.microcell.ca/investors. The Webcast will begin at 11:00 a.m. (EDT) today, and the replay will be available until mid-September. A telephone replay of the conference call is also available and can be accessed at any time between 1:00 p.m. (EDT) on Friday, August 9, 2002, and 11:59 p.m. (EDT) on Friday, August 23, 2002 by calling 1 800 558-5253, and entering reservation number 20772988#.

www.microcell.ca
www.fido.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca

Tina MacIntyre
416 216-1398
tina.macintyre@microcell.ca

Karen Berkhout
604 601-1062
karen.berkhout@microcell.ca